SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                       3CI COMPLETE COMPLIANCE CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   88553J-10-4
                                 (CUSIP Number)

                                Dr. Clemens Pues
                              910 Pierremont, #312
                              Shreveport, LA 71106
                                 (318) 869-0440
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                SEPTEMBER 9, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            Waste Systems, Inc.
________________________________________________________________________________
      (2)   Check the Appropriate Box if a Member of a Group
                                                            (a)   [   ]
                                                            (b)   [   ]
________________________________________________________________________________
      (3)   SEC Use Only

________________________________________________________________________________
      (4)   Source of Funds

            Not Applicable
________________________________________________________________________________
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                  [   ]
________________________________________________________________________________
      (6)   Citizenship or Place of Organization

            Delaware
________________________________________________________________________________
Number of   (7)   Sole Voting Power             5,104,448 Shares
Shares Bene-      ____________________________________________________________
ficially    (8)   Shared Voting Power                 -0-
Owned by          ____________________________________________________________
Each Report-(9)   Sole Dispositive Power        5,104,448 Shares
ing Person        ____________________________________________________________
With        (10)  Shared Dispositive Power            -0-

________________________________________________________________________________
      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,104,448 Shares

________________________________________________________________________________
      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                  [   ]

________________________________________________________________________________
      (13)  Percent of Class Represented by Amount in Row (11)

                  52.2%

________________________________________________________________________________
      (14)  Type of Reporting Person (See Instructions)    CO

            This Amendment No. 3 to the Schedule 13D dated February 7, 1994 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D dated April 1, 1994 and Amendment No. 2 to the Schedule 13D dated February 20, 1998, is filed to report the issuance of a press release relating to an agreement for the sale of Waste Systems, Inc. ("WSI").

ITEM 2.     IDENTITY AND BACKGROUND

            This statement is being filed by WSI, which, through its subsidiaries, engages in the medical waste transportation and incineration business. WSI is owned 50% by Rethmann GmbH & Co. Verwaltungs-und Beteiligungs-KG ("Rethmann"), a German corporation controlled by members of the Rethmann family in Germany, and 50% by Lobbe Holding GmbH Co. ("Lobbe"), a German corporation controlled by members of the Edelhoff family in Germany. The Rethmann family interests in WSI and the Edelhoff family interests in WSI are managed separately and independently of each other. The principal executive offices of WSI are located at 910 Pierremont, Suite 312, Shreveport, Louisiana 71106.
            Attached to this statement as Schedule I is a list of the directors and executive officers of WSI and the residence or business address, citizenship and principal occupation or employment of each such director and executive officer.
            During the last five years, neither WSI nor any executive officer, director or controlling person of WSI or of any corporation or other person ultimately in control of WSI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            On September 9, 1998, Rethmann, Lobbe and Stericycle, Inc., a Delaware corporation ("Stericycle"), issued a press release announcing the signing of a Stock Purchase Agreement dated September 3, 1998 by and among Rethmann, Lobbe and Stericycle (the "Agreement") pursuant to which Stericycle will purchase all of the issued and outstanding shares of WSI. The closing of the transactions contemplated in the Agreement is subject to customary closing conditions, and the closing is scheduled to occur as soon as practicable upon satisfaction of these conditions, and in no event later than September 30, 1998.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1.1 Press Release dated September 9, 1998 issued by Rethmann, Lobbe and Stericycle.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  9/9/98
                                                  -----------------------
                                                  Date


                                                  /s/ CLEMENS PUES
                                                  -----------------------
                                                  Signature


                                                  CLEMENS PUES, PRESIDENT
                                                  ------------------------
                                                  Name/Title

                                                                      SCHEDULE I

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                               WASTE SYSTEMS, INC.

            The name, residence or business address, citizenship and present principal occupation or employment of each executive officer and director of Waste Systems, Inc.
are set forth below:



NAME AND ADDRESS                  CITIZENSHIP      PRINCIPAL OCCUPATION
----------------                  -----------      --------------------
Dr. Clemens Pues                    Germany        President and Secretary of
910 Pierremont, #312                               Waste Systems, Inc.  Also is
Shreveport, Louisiana 71106                        employed as Vice President
                                                   and director of the Issuer.

Markus Goedecke                     Germany        Director of Waste Systems,
910 Pierremont, #312                               Inc. Also is employed as
Shreveport, Louisiana 71106                        Financial Manager of the
                                                   Rethmann Group.

Ernst Juergen Thomas                Germany        Director of Waste Systems,
910 Pierremont, #312                               Inc. Also is employed as
Shreveport, Louisiana 71106                        Managing Director of Lobbe
                                                   Holding GmbH & Co. and
                                                   director of the Issuer.